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                             November 30, 2023

       Hung To Pau, Ph.D.
       Chief Executive Officer
       Advanced Biomed Inc.
       689-87 Xiaodong Road
       Yongkang District
       Tainan, Taiwan

                                                        Re: Advanced Biomed
Inc.
                                                            Amendment No. 6 to
Registration Statement on Form S-1
                                                            Filed November 20,
2023
                                                            File No. 333-272110

       Dear Hung To Pau:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 6, 2023 letter.

       Amendment No. 6 to Form S-1

       Cover Page

   1. We note that on the cover page you state that "[a]ny overseas offering and listing made by an issuer that meets
both the following conditions will be determined as indirect offering and listing in overseas
market and, therefore, be subject to filing requirement: (i) 50% or
                                                        more of the issuer   s
operating revenue, total profit, total assets or net assets as documented in its
audited consolidated financial statements for the most recent accounting year is accounted for
by domestic companies; and (ii) the main parts of the issuer   s
                                                        business activities are
conducted in the Mainland China, or its main places of business are located in the Mainland
China, or the senior managers in charge of its business operation and management are
mostly Chinese citizens or domiciled in the Mainland China" and that you "do not
believe that [you] are required to obtain the approval from or complete the filing with the
CSRC for this offering...based on the fact that [you] do not meet the
 Hung To Pau, Ph.D.
Advanced Biomed Inc.
November 30, 2023
Page 2
      explicit conditions set out in the Trial Measures to determine whether an overseas offering shall be deemed as a direct or an indirect overseas offering and listing by a domestic company." Please revise to expressly explain the criteria you considered specific to your business that formed the basis of your determination that you do not meet these conditions for filing. Please also revise to state whether you relied on an opinion of counsel for this determination.
       Please contact Nudrat Salik at 202-551-3692 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Benjamin Richie at 202-551-7857 or Margaret Schwartz at 202-551-7153 with any other questions.



                                                            Sincerely,

FirstName LastNameHung To Pau, Ph.D.                        Division of
Corporation Finance
                                                            Office of
Industrial Applications and
Comapany NameAdvanced Biomed Inc.
                                                            Services
November 30, 2023 Page 2
cc:       Fang Liu, Esq.
FirstName LastName